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                             March 1, 2024

       Joseph Hayek
       Vice President and Chief Financial Officer
       Worthington Enterprises, Inc.
       200 West Old Wilson Bridge Road
       Columbus, OH 43085

                                                        Re: Worthington
Enterprises, Inc.
                                                            Form 10-K for
Fiscal Year Ended May 31, 2023
                                                            Forms 8-K filed
September 27, 2023 and December 19, 2023
                                                            File No. 001-08399

       Dear Joseph Hayek:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended May 31, 2023

       Consolidated Financial Statements
       Note P - Segment Data, page 80

   1. We refer to your tables which present summarized financial information for your reportable segments.
Please revise your future filings to reconcile consolidated Adjusted
                                                        EBIT to your
consolidated earnings before income taxes and discontinued operations.
                                                        Refer to ASC
280-10-50-30(b) and ASC 280-10-50-32(f) for guidance.
       Forms 8-K filed September 27, 2023 and December 19, 2023

       Exhibit 99.1
       Non-GAAP Financial Measures / Supplemental Data

   2. We refer to your table which presents analyses of segment results. Please revise your future filings to
address the following items.
 Joseph Hayek
Worthington Enterprises, Inc.
March 1, 2024
Page 2
                To the extent your earnings release presents consolidated Adjusted EBIT and consolidated Adjusted EBITDA, please reconcile these non-GAAP measures to net income, the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of
              Regulation S-K and Question 103.02 of the Division of Corporation
Finance   s
              Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

                We note that you present consolidated Adjusted EBIT Margin and consolidated
              Adjusted EBITDA Margin, but do not present the most directly comparable GAAP measure, net income margin, with equal or greater prominence. For each non-GAAP financial measure you present, please present the most directly comparable GAAP measure with equal or greater prominence in accordance with Item 10(e)(1)(i)(A) of
              Regulation S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dale Welcome at 202-551-3865 or Jean Yu at 202-551-3305 with any questions.



FirstName LastNameJoseph Hayek                               Sincerely,
Comapany NameWorthington Enterprises, Inc.
                                                             Division of
Corporation Finance
March 1, 2024 Page 2                                         Office of
Manufacturing
FirstName LastName